UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

ICL GROUP LTD.

1.	Q2 2020 Investor Presentation

 Important Legal Notes      Disclaimer and Safe Harbor for Forward-Looking StatementsThe information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (“ICL Group” or “Company”) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2019, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements.Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL Group disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted EBITDA, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Q2 2020 press release for the quarter ended June 30, 2020 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2

Q2 2020: Resilience In The Face Of Market Headwinds

- **Positive operating income** in all segments and **positive free cash flow** despite the impact of COVID-19 and low commodity prices
- **Improvement in adjusted net income and operating cash flow** vs. the prior quarter, which was not materially impacted by COVID-19
- **Record first half potash production** at the Dead Sea
- **Continued strategic execution** to reduce unprofitable exposure to commodities and implement efficiency plans, will result in ~$50 million in **enhanced profitability and cash savings** annually
  - Discontinuation of Israeli-based production and sales of phosphate rock
  - Accelerated closure of potash production activity in the Vilafruns mine in Spain, previously planned for 2021
  - Headcount reductions, primarily through early retirements
  - One-time impact of $297 million in the quarter, most of which is non-cash
- **Consolidation of crop nutrition business sales and marketing** organization is expected to drive synergies, optimize distribution channels and increase efficiency of global operations
- **Dividend of $36 million** reflects commitment to shareholders return and balanced capital allocation

ICL 3

    Q2 2020 Sales 1,203   Q2 20191,425   % change(16%)   Q1 2020 1,319  % change(9%)  Operating income (169)   240  NA   132  NA  Adjusted operating income(1) 128   230  (44%)   132  (3%)  Adjusted EBITDA(1) 246   340  (28%)   250  (2%)  Net income (168)   158  NA  60  NA  Adjusted net income(1) 72   151  (52%)   60  20%  Operating cash flow 177   239  (26%)   166  7%  Free cash flow(2) 20   99  (80%)   28  (29%)  Key Financial Metrics  1.Adjusted operating income, adjusted EBITDA and adjusted net income are non-GAAP financial measures. See appendix to this presentation for reconciliation tables.2.Free cash flow is a non-GAAP financial measure, and consists of cash flow from operations excluding additions to property plant and equipment. See appendix to this presentation for reconciliation tables.      All figures shown in US $ millions  4

     Industrial Products Segment  SEGMENT EBITDA (1)    25  109  5  1  2  Quantities  Q2 2019  Prices  Exchange rates  Operating& other expenses  Q2 2020            88  Global economic slowdown related to COVID-19 impacted demand for clear brine fluids and flame retardants  Continued strong performance in specialty minerals due to high demand for supplements and pharma applications    $ millions  (1) Segment EBITDA and segment EBITDA margin are non- GAAP financial measures. Segment EBITDA is segment profit net of depreciation and amortization and segment EBITDA margin is segment EBITDA divided by revenue. See appendix to this presentation for reconciliation tables.           Achieved a healthy EBITDA margin of 31% despite 19% decrease in EBITDA    Segment’s performance is expected to follow the recovery in global industrial activity    5

     Potash Segment    82  140  14  9  1  Quantities  Q2 2019  Prices  Exchange rates  Operating& other expenses  Q2 2020          Record first half potash production at the Dead Sea  Average realized price dropped by $63 per tonne, 22% lower compared to Q2 2019  COVID-19 impact of about $23 million (ICL Iberia: $13mn and ICL UK: 9mn)  Efficiency and cost reduction plans implemented, including shutdown of the Vilafruns mine in Spain    $ millions    SEGMENT EBITDA (1)              80    Polysulphate production increased by 38% over Q2 2019 to 184 thousand tonnes  6  (1) Segment EBITDA is a non- GAAP financial measure and is segment profit net of depreciation and amortization . See appendix to this presentation for reconciliation tables.

Phosphate Solutions Segment



SEGMENT EBITDA [(1)]

$ millions



78
30
3
1
1
17
60
Q2 2019
Prices
Quantities
Exchange rates
Energy, transportation & other expenses
Raw materials
Q2 2020

Continued strong demand for food additives

A 20% increase in operating income for phosphate specialties, coupled with lower cost of raw materials, partially compensated for a large decline in phosphate commodity prices

Solid performance for YPH JV in China with positive operating income

Cost reduction measures taken, including discontinuation of unprofitable phosphate rock production in Israel

(1) Segment EBITDA is a non- GAAP financial measure and is segment profit net of depreciation and amortization . See appendix to this presentation for reconciliation tables.

ICL 7

                 17  1  3  2  Raw materials  Q2 2019  Prices  Transportation  Q2 2020  22  EBITDA and EBITDA margin increased by 29% and 33%, respectively, due to lower cost of raw materials and internal cost efficiency initiatives  Sales decreased by 3% due to exchange rates and lower sales to the turf and ornamental markets as a result of COVID-19  Continued sales growth in emerging markets  $ millions    SEGMENT EBITDA (1)          IAS Segment    Operating& other expenses  1  Integration of Growers’ digital platform on track    8  (1) Segment EBITDA and segment EBITDA margin are non- GAAP financial measures. Segment EBITDA is segment profit net of depreciation and amortization and segment EBITDA margin is segment EBITDA divided by revenue. See appendix to this presentation for reconciliation tables.

New Focused Crop Nutrition Sales & Marketing

Integrated perspective of the Agriculture market to address current gaps and missed opportunities

From a siloed organization structure



Potash Division
Potash
Polysulphate
Customers
Phosphate Solutions Division
Phosphate Commodities
Customers
IAS Division
Specialty Fertilizers
Customers

to a single unified commercial front facing the Ag sector



Crop Nutrition
Customers

The new operating model achieves:

- **Optimization** of sales and marketing channels
- **Drive internal synergies** by extending offering globally
- Increase the **ICL brand awareness**
- Leverage ICL's region-specific market **knowledge, logistic assets** and strong **agronomic capabilities**
- **No impact on segment reporting**

Multiple locations	~$2.5B sales	Multiple back office systems	Thousands of end-customers	Hundreds of products

ICL

9

Summary & Outlook

- **Second quarter results resemble prior period**, despite the impact of COVID-19 on the former. All four operating segments were profitable
- **Production in all sites is back online** according to plan, and operating under health and safety regulations related to COVID-19
- COVID-19 primarily impacted **demand for clear brine fluids and flame retardants**. Performance is expected to follow the recovery of the market
- Commodity prices were still at trough levels in Q2, **but are firming**
- **Diversity of ICL's businesses** providing stability and continued cash generation amid weaker commodity environment
- **Continued strategic execution** on efficiency and cost saving plans across all operating segments
- **Strength of balance sheet** provides flexibility to continue to execute strategic initiatives and capture opportunities

ICL 10

   Key Financial Parameters  Adjusted EBITDA(1)  Adjusted Net Income(1)  Operating Cash Flow                      24%  11%  23%  10%  18%  4%  4%  19%  5%  13%  19%  20%  6%  15%  340  151  Q2 2019  Q2 2019  Q3 2019  Q3 2019  Q4 2019  Q4 2019  Q1 2020  Q1 2020  Q2 2020  Q2 2020  307  130  201  48  250  60  246  72                    239  368  212  166  177    % of sales  1.Adjusted EBITDA and adjusted net income are non-GAAP financial measures. See appendix to this presentation for reconciliation tables.All figures shown in US $ millions      28%  17%  12  Q2 2019  Q3 2019  Q4 2019  Q1 2020  Q2 2020

   Numbers may not add due to rounding and set offs  Sales Impacted by COVID-19 and Cyclical Low Commodity Prices    12  100  110  Q2 2019  Commodity prices  Quantities  Exchange rates  Q1 2020            1,203  1,425    SALES  All figures shown in US $ millions  Industrial Products: 51   Potash: 82   13

         340  246  14  12    110      4  1. Adjusted EBITDA is a non-GAAP financial measures. See appendix to this presentation for reconciliation tables.  Profitability Impacted  by Commodity Prices    Adjusted EBITDA(1) Segment Contribution    Q2 2019  Prices  Quantities  Exchange rates  Energy, transportation & other expenses  Q2 2020    All figures shown in US $ millions  Number may not add to rounding and set offs    18  Raw materials  14

NON-GAAP Adjustments

	Q2 2020
Impairment and write-downs of assets	
Rotem site (Israel)	175
Vilafruns mine (Spain)	12
TOTAL IMPAIRMENTS	**187**
Early retirement	
Rotem sites	52
Bromine compounds	15
Magnesium	11
TOTAL EARLY RETIREMENT	**78**
Discontinuation of operations	
Rotem (Israel)	22
Vilafruns (Spain)	10
TOTAL DISCONTINUATION OF OPERATIONS	**32**
TOTAL	**297**
Tax impact	(57)
TOTAL NET	**240**

Number may not add to rounding and set offs

All figures shown in US $ millions

ICL 15

Net Debt to EBITDA ratio  Fitch and S&P credit rating reaffirmed  Operating cash flow  Q2 2020 dividend  with stable outlook  Total cash balance and available credit facilities$1.15 Bn  2.4X  BBB-  $177 Mn  Series G bond almost doubled by issuing additional~$110 Mn  $36 Mn  Strong Balance Sheet and Liquidity  16

   17

   18

   Key Takeaways  DIVERSE, RESILIENT BUSINESSDifferentiated business model and growth of specialty businesses provides strong support in challenging market conditions  FINANCIAL STRENGTHStrong liquidity profile and no significant near-term principal repayments ensures flexibility to manage and opportunistically grow the business              STRATEGIC EXECUTIONContinued focus on optimizing operations, achieving cost efficiencies and growing sales of specialty businesses    POSITIVE OUTLOOKExpectations for improving commodity price environment and continued growth of specialty businesses despite short-term headwinds  19

   Key Takeaways  DIVERSE, RESILIENT BUSINESSDifferentiated business model and growth of specialty businesses provides strong support in challenging market conditions  FINANCIAL STRENGTHStrong liquidity profile and no significant near-term principal repayments ensures flexibility to manage and opportunistically grow the business              STRATEGIC EXECUTIONContinued focus on optimizing operations, achieving cost efficiencies and growing sales of specialty businesses    POSITIVE OUTLOOKExpectations for improving commodity price environment and continued growth of specialty businesses despite short-term headwinds          Visit our new Interactive Data Tool atWWW.ICL-GROUP.COM

   ן

                   ICL

   12  100  110  Q2 2019  Prices  Exchange rates  Quantities  Q2 2020              1,203  1,425  51  6  6  79  92      1,203  1,425  Q2 2020 sales        Numbers may not add due to rounding and set offs. All figures shown in US $ millions        Q2 2019  Potash  Industrial Products  Phosphate Solutions  Q2 2020  IAS  Setoffs & eliminations          22

     6  12  Q2 2019  Quantities  Raw materials  Adjustments to operatingincome (Q2 '19)  Exchange rates  Energy, transportation & other expenses   Prices  Q2 2020                  128  240  18  110  230  10  Q2 2020 Operating Income          4  Numbers may not add due to rounding and set offs. All figures shown in US $ millions      (169)  Q2 2019 Adjusted  Q2 2020 Adjusted  Adjustments to operating Income (Q2 ‘20)  297  23

     24  3  Q2 2019  IAS  Potash  Adjustments to operatingincome (Q2 '19)  Industrial Solutions  Setoffs & other   Phosphate Solutions  Q2 2020                  128  240  67  9  230  10  Q2 2020 Operating IncomeSegment Contribution        23  Numbers may not add due to rounding and set offs. All figures shown in US $ millions      (169)  Q2 2019 Adjusted  Q2 2020 Adjusted  Adjustments to operating income (Q2 ‘20)  297  24

     3  1  1  1  51  Q2 2019  Q2 2019  Quantities  Quantities  Exchange rates  Exchange rates  Prices  Prices  Q2 2020  Q2 2020                        70  285  2  336  25  93        Operating & other expenses  SEGMENT SALES  SEGMENT PROFIT    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q2 2020 Industrial ProductsSales and Segment Profit Analysis  25

     14  2  2  8  1  82  Q2 2019  Q2 2019  Quantities  Quantities  Exchange rates  Exchange rates  Prices  Prices  Q2 2020  Q2 2020                      38  340  82  432  105        Energy,transportation & other expenses  SEGMENT SALES  SEGMENT PROFIT      Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q2 2020 PotashSales and Segment Profit Analysis  26

         30  439  518  1  30  7  42  Q2 2019  Q2 2019  Quantities  Quantities  Exchange rates  Exchange rates  Prices  Prices  Q2 2020  Q2 2020                  8  32  7  3  17  Q2 2020 Phosphate Solutions Sales and Segment Profit Analysis        SEGMENT SALES SEGMENT PROFIT  Rawmaterials      Energy,Transportation& other expenses    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  27

       196  202  1  1  4  Q2 2019  Quantities  Exchange rates  Prices  Q2 2020              SEGMENT SALES  SEGMENT PROFIT    1  1  Q2 2019  Transportation  Prices  Q2 2020            15  3  12  Raw materials    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q2 2020 Innovative Ag Solutions Sales and Segment Profit Analysis  28

 Net financial expenses  31  37  Interest & exchange rate impact on long-term liabilities of leasing and employees  Q2 2020  17  10  Q2 2019        Liabilities(1) 2,800  2,711  Interest rate 3.9%  4.3%  Interest expenses 27  29  Interest capitalization (6)  (4)  Interest expenses, net 21  25  Total hedging transactions, balance sheet revaluation & other (7)  2      Finance Expenses  Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Average liabilities during the given quarter  29

           $ millions  Q2 2020  Q2 2019  Adjusted income before tax(1)  98  194  Normalized tax rate  20%  21%  Normalized tax expenses  20  40  Carryforward losses not recorded for tax purposes  6  3  Exchange rate impact and other items  (2)  -  Adjusted tax expenses  24  43  Adjusted Effective tax rate  25%  22%  Tax adjustments  (57)  (3)  Reported provision for income taxes  (33)  46  Effective Tax Rate  1. See calculation in the appendix of this presentation    30  Numbers may not add due to rounding and set offs. All figures shown in US $ millions

   Calculation of adjusted income before tax  Adjusted operating income(1)  Finance expenses  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  Adjusted income before tax  Q2 2020  128  (31)  1  98  Q2 2019  230  (37)  1  194                Reconciliation Tables (1/3)  Numbers may not add due to rounding and set offs. All figures shown in US $ millions1. See detailed reconciliation table in the Q2 2020 PR    31  Q2 2020    Q2 2019  Q2 2020  Q2 2019  Q2 2020  Q2 2019  Q2 2020  Q2 2019  Segment profit 70    93  38  105  8  32  15  12  Depreciation & Amortization 18    16  42  35  52  46  7  5  Segment EBITDA 88    109  80  140  60  78  22  17  Segment EBITDA margin  31%  32%  24%  32%  14%  15%  11% 8%        Calculation of segment EBITDA and margin  Industrial Products  Potash  Phosphate Solutions  IAS

             Net debt to adjusted EBITDA(2)  Net debtAdjusted EBITDA  2,4321,004  Net debt to adjusted EBITDA  2.4  Q2 2020        Calculation of adjusted EBITDA  Q2 2020  Q1 2020  Q4 2019  Q3 2019  Q2 2019      Net income attributable to theshareholders of the Company  (168)  60  48  130  158      Depreciation and Amortization  119  118  113  110  109      Financing expenses, net  31  52  25  32  37      Taxes on income  (33)  20  15  35  46      Adjustments(1)  297  -  -  -  (10)      Adjusted EBITDA  246  250  201  307  340    Numbers may not add due to rounding. All figures shown in US $ millions See detailed reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the corresponding quarters’ PR and 6-KLast 4 quarters EBITDA    Reconciliation Tables (2/3)  32

 Reconciliation Tables (3/3)      -  -  -                  Calculation free cash flow  Q2 2020  Q2 2019  Q1 2020        Cash flow from operations  177  239  166        Additions to property plant and equipment and dividends from equity-accounted investees (157)    (140) (138)          Free cash flow  20  99  28        Calculation of adjusted net income to net income  Q2 2020  Q1 2020  Q4 2019  Q3 2019    Q2 2019  Net income attributable to the shareholders of the Company  (168)  60  48  130    158  Total adjustments to operating income(1)  297  (140)  (138)  (140)    (10)  Adjustments to finance expenses(1)  -  -  -  -      Total tax impact of the above operating income & finance expenses adjustments(1)  (57)  -  -  -    3  Total adjusted net income - shareholders of the Company  72  60  48  130    151  Calculation of adjusted operating income  Q2 2020  Q2 2019  Q1 2020        Operating incomeImpairment loss (reversal)  (169)187  240(10)  132        Provision for early retirement and dismissal of employeesProvision for prior periods waste removal and site restoration costs  7832  - -          Total adjustments(1) Adjusted operating income  297 (106) -128 230 123            33

 We disclose in this Quarterly Report non-IFRS financial measures titled, adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating andnet income”. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income, net income attributable to the Company’s shareholders to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the accompanying press release, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the adjusted operating income the depreciation and amortization. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS”. We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity-accounted investees during suchperiod as presented in the reconciliation table under “Calculation of free cash flow”. You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EPS or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS or free cash flow as a substitute for, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe that such non-GAAP measures provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residualcash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.  Non-GAAP Financial Measures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: July 29, 2020